FORM 6-K

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
December 02, 2002

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission file number:  333-12032

MOBILE TELESYSTEMS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

4, Marksistskaya Street

Moscow 109147

Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐   No  ☒

Mobile TeleSystems Open Joint Stock Company
INN 7740000076

Information on an essential fact (event, action) affecting financial and economic activity of the issuer.

MOBILE TELESYSTEMS OPEN JOINT STOCK COMPANY

Place of business: 4, Marksistskaya Str., Moscow, 109147, Russian Federation

Issuer’s code: 04715-A

Date of occurrence of the fact (event, action): 21.11.2002

Code of the fact (event, action): 0404715A21112002

Full company name of a legal entity in the authorized capital of which the issuer’s participating interest has changed: Telecom-900 Closed Joint Stock Company

Location: 29, Gagarinski Per., Moscow, 119034, Russia

Postal Address: 29, Gagarinski Per., Moscow, 119034, Russia

The issuer’s share in the authorized capital of a legal entity before the change:  81%.

The issuer’s share in the authorized capital of a legal entity after the change:  100%.

Date of change of  the issuer’s share in the authorized capital:  21.11.2002.

MTS OJSC President	M.A. Smirnov

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOBILE TELESYSTEMS OJSC

By:	/s/ MIKHAIL SMIRNOV
	Name:	Mikhail Smirnov
	Title:	President

Date:       December 02, 2002